April 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Christina DiAngelo Fettig

Re:	SEC Staff financial statement review comments for the registered investment companies in the Legg Mason Fund Complex

Dear Ms. DiAngelo Fettig:

We are responding to your comments issued via telephone on March 7, 2014 and March 12, 2014 concerning the fee table and financial statements of ClearBridge Energy MLP Fund, Inc., ClearBridge Energy MLP Opportunity Fund, Inc., ClearBridge Energy MLP Total Return Fund, Inc., and ClearBridge American Energy MLP Fund, Inc. (collectively, the “Funds”) filed with the SEC in Form N-CSR. For your convenience, we have repeated your comments (displayed in italics) immediately before our responses.

Based on our consideration of the Staff’s comments, and as set forth in our responses below, we intend to make the relevant filings and amend our financial statement disclosures similar to those proposed herein for future annual and/or quarterly (as applicable) filings.

Comment #1

Notes (2) and (4) to the fee table disclose that the prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Fund as a percentage of the offering price and that the related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price. We refer to the 497 filing made by ClearBridge Energy MLP Fund Inc, on April 2, 2013. Note (2) to this prospectus supplement discloses that “Offering expenses payable by the fund will be deducted from the proceeds, before expenses, to the fund”. How is this consistent with the disclosure included in the November 30, 2013 annual report (Note 8 Capital Shares) which states “costs incurred in connection with the shelf offering are recorded as a deferred charge which are amortized over the period such additional common shares are sold, not to exceed one year”.

Response: Prior to December 1, 2013, the Funds accounted for offering costs in accordance with FASB ASC 946-20-25 which requires closed-end funds with continuous periods to account for offering costs as a deferred charge until operations begin and thereafter be amortized to expense over 12 months on a straight-line basis (“Old Policy”). Effective December 1, 2013, the Funds have changed their accounting policy to account for offering costs in accordance with TIS section 4110.10 “Costs Incurred in Shelf Registration” (AICPA, Technical Practice Aids), which requires, in certain cases, offering costs to be charged to paid-in-capital (“New Policy”). The disclosure included in ClearBridge Energy MLP Fund, Inc.’s November 30, 2013 annual report (Note 8 Capital Shares) states “costs incurred in connection with the shelf offering are recorded as a deferred charge which are amortized over the period such additional common shares are sold, not to exceed one year” is consistent with the Old Policy. This disclosure will be updated in future N-CSR filings to conform to Note 2 in the 497 filing made by ClearBridge Energy MLP Fund Inc. on April 2, 2013.

Comment #2

Please explain why the audit and tax fees payable presented in the statement of assets and liabilities exceed the audit and tax expense presented in the statement of operations for the ClearBridge Energy MLP Total Return Fund. The audit and tax fees payable presented in the statement of assets and liabilities as of November 30, 2013 is $333,050 and the audit and tax expense presented in the statement of operations for the year ended November 30, 2013 is $268,800.

Response: The audit and tax fees payable presented in the statement of assets and liabilities includes unpaid fees for services rendered in fiscal year 2012 and 2013 while the audit and tax expense presented in the statement of operations reflects the expenses incurred for fiscal year 2013.

Comment #3

When there are no transfers between Levels within the fair value hierarchy table disclosed in the notes to the financial statements, please include an affirmative statement disclosing there were no transfers during the reporting period. Please include this disclosure in future filings.

Response: For assets and liabilities held at the end of the reporting period that are measured at fair value on a recurring basis, FASB ASC 820-10-50 requires disclosure of the amounts of any transfers between level 1 and level 2 of the fair value hierarchy, the reasons for the transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred. For recurring fair value measurements using significant unobservable inputs (level 3) FASB ASC 820-10-50 requires the reporting entity to disclose a reconciliation of the beginning and ending balances, which include, among other things, transfers in or out of Level 3. The Funds policy regarding the timing of recognizing transfers between Levels is to recognize the transfers at the end of the reporting period. The Funds did not transfer assets between Levels under its policy. If there were material transfers between Levels, the Funds will make the appropriate disclosures required by FASB ASC 820-10-50.

Comment #4

The Funds disclose in the notes to the financial statements that they have a revolving credit agreement with a financial institution. For example, see Note 6 in ClearBridge Energy MLP Total Return Fund’s notes to financial statements. Please include the name of financial institution in future filings.

Response: We will disclose the names of the financial institutions in which the Funds have revolving credit agreements in future financial statement filings.

Comment #5

The Funds disclose in the notes to the financial statements that the securities are subject to lien to the extent of borrowings. For example, Note 6 in ClearBridge Energy MLP Total Return Fund’s notes to financial statements states, “Securities held by the Fund are subject to a lien, granted to the lender, to the extent of the borrowing outstanding and any additional expenses.” Please include a note in the schedule of investments indicating the securities subject to a lien.

Response: We will add a note to the schedule of investments indicating that the entire portfolio is subject to lien, granted to the lender, to the extent of the borrowing outstanding and any additional expenses.

Comment #6

The statement of changes for the ClearBridge Energy MLP Opportunity Fund contains a footnote indicating that the net proceeds from the sale of shares is net of sales charges of $29,740. However, Note 9 in the notes to the financial statements indicates that sale of shares is net of offering costs and sales charges of $29,740. Please explain whether the amount presented in the footnote to the statement of changes includes offering costs.

Response: The amount included in the footnote to the statement of changes does not include offering costs. We will ensure that the language in the footnote to the statement of changes is consistent with the language included in Note 9 in future financial statement filings.

Comment #7

Item 2 of Form N-CSR requires, among other things, registrants to disclose whether, as of the end of the period covered by the annual report, the registrant has adopted a code of ethics that applies to the registrant’s principal executive officer and principal financial officer. Items 2(c) and 2(d) require, among other things, registrants to describe the nature of any amendment and disclose any waivers granted during the period covered by the report, to a provision of its code of ethics that applies to the registrant’s principal executive officer and principal financial officer. The SEC Staff requests that if the Funds do not amend or grant waivers to their code of ethics during the annual reporting period, to include an affirmative statement that no amendments or waivers have occurred.

Response: The Funds include an affirmative statement that they have adopted a code of ethics that applies to the registrant’s principal executive officer and principal financial officer. In addition, the Funds include their codes of ethics as exhibits to their N-CSR filings. If the codes of ethics are amended or waivers are granted by the Funds, during the period covered by the report, to a provision of its codes of ethics that applies to the registrant’s principal executive officer and principal financial officer, we will, among other things, briefly describe the nature of those amendments and waivers.

Comment #8

Item 4(e)(2) of Form N-CSR require funds to disclose the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Rule 2-01(c)(7)(i)(C) of Regulation S-X permits audit committees to waive the pre-approval of non-audit fees for certain entities, if those non-audit fees are less than an amount prescribed by the Rule (the “De minimis Exception”). The SEC Staff requests that in future filings, the Funds include the percentage of non-audit fees that were not pre-approved by the audit committee as a result of the De minimis Exception.

Response: The audit committee approved 100% of the non-audit fees for the fiscal years ended 2012 and 2013, respectively. It is the Funds’ policy to disclose the percentage of non-audit fees approved by the audit committee. If the percentages Item 4(e)(2) of N-CSR are less than 100% then the remaining percentage represents the amount of non-audit fees that were not pre-approved as a result of the De minimis Exception.

We acknowledge that, with respect to filings made by the Funds with the Commission and reviewed by the Staff: (a) the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please call Richard F. Sennett (410-454-2220) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

Richard F. Sennett

Managing Director

Global Fiduciary Platform

Legg Mason & Co. LLC